SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 5, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release in connection with the Company’s financial condition and results of operations for the three (3) months ended March 31, 2005.

Security Code # CM-040

May 5, 2005

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2005.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 5, 2005

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2005.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,198,945 As of March 31, 2005	NA	NA
Total No. of Stockholders	Domestic	Foreign

-------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  5 May 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

______________________________________________________________

______________________________________________________________

______________________________________________________________

Press release

PLDT GROUP CONSOLIDATED NET INCOME UP 65%;

EARNINGS REACH P9.4 BILLION FOR FIRST QUARTER 2005

DIVIDEND OF P21/SHARE DECLARED

•         PLDT reports consolidated net income of P9.4 billion for the first quarter 2005; adjusted net income at P7.0 billion, taking into account effects of foreign exchange gains and derivative transactions

•         PLDT declares initial 2005 dividend to common shareholders of P21/share

•         Cellular service revenues increase 11% as combined subscriber base surpasses 20 million

•         Consolidated EBITDA reaches P18.5 billion; consolidated EBITDA margin improves to 63% of revenues

•         Consolidated free cash flow surges to P11.3 billion, up from P9.7 billion in the same period in 2004

•         PLDT Fixed Line reduces debt by US$155 million; consolidated debt declines by US$165 million

•         Smart to distribute P20.0 billion to PLDT in 2005

MANILA, Philippines, 5th May 2005 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the first quarter of 2005, reporting a consolidated net profit of P9.4 billion. In addition, the Company’s Board of Directors also approved the payment of a P21/share initial 2005 dividend to common shareholders with the target of achieving a 30% payout level of 2005 EPS. Payment will be made on 14th July 2005 to shareholders of record as of 3rd June 2005. This follows the dividend of P14/share declared in respect of 2004 which is scheduled to be paid on 12th May 2005.

Cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”), contributed significantly to the rise in PLDT’s consolidated net income. Without the impact of the peso’s appreciation on foreign exchange translation and derivative transactions, adjusted consolidated net income rose to P7.0 billion in the first quarter of 2005, 14% over the adjusted and restated net income of P6.1 billion reported in the first quarter of 2004. Service revenues for the PLDT Group increased by 4% to P29.4 billion while consolidated EBITDA improved to P18.5 billion.

Consolidated free cash flow grew by 17%, from P9.7 billion in the first quarter of 2004 to P11.3 billion in the same period in 2005, enabling the Group to declare an initial 2005 dividend as well as reduce debts by US$165 million and remaining well on track to meet the 2005 debt reduction target of US$500 million.

Cellular: Adapting to Market Changes

Consolidated cellular service revenues increased to P17.4 billion in the first quarter of 2005, 11% higher than the P15.7 billion realized in the first quarter last year.

Consolidated cellular EBITDA grew by 7% to P11.1 billion from P10.3 billion. The EBITDA margin stood at 64% in the first quarter of 2005 from 66% in the same period in 2004. Net income, as adjusted for the effects of the Peso’s appreciation on foreign exchange movements and derivative transactions, increased to P5.8 billion from P5.2 billion in the same period last year.

Net cellular activations totaled 1.04 million subscribers in the first quarter of 2005, bringing the PLDT Group’s total cellular subscriber base to just over 20 million and maintaining its market share of about 58%. Smart added approximately 915,000 subscribers while Talk ‘N Text added approximately 130,000 subscribers to end the quarter with 15.5 and 4.7 million subscribers, respectively. Net activations in the first quarter of 2004 were 26% higher at 1.4 million and it is expected that subscriber growth will decelerate compared to prior years’ growth.

On 11th March 2005, Smart launched, for thirty days, the Smart 258 Unlimited Call and Text promo wherein Smart and Talk ‘N Text prepaid subscribers could avail of unlimited on-network calls or text. The promotion was reinstituted on 21st April for another 30 days with some modifications.

Smart’s cellular network has expanded to 36 switches and over 5,400 base stations covering 97% of the country’s population. Capital expenditures were P1.8 billion in the first quarter of 2005.

Free cash flow nearly doubled to P9.0 billion in the first quarter of 2005 from P4.6 billion in the first quarter of 2004. Smart intends to make a total distribution of P20 billion to PLDT for 2005

- Smart paid a cash dividend of P6.0 billion to PLDT in the first quarter of 2005; in addition, it will pay another P8 billion in June and the balance in the second half of the year.

“As we had previously indicated, we have begun to see a slowing down of subscriber growth and we expect this trend to continue; a reflection, we believe of changing market dynamics as well as the effects of SIM-swap activities. Smart has in fact commenced winding down its SIM-swap activities and it is anticipated that although the industry will experience a temporary correction phase in terms of subscriber count, this should not, however, impact usage and our underlying revenues. It should, in fact, result in cost savings. Our mandate, therefore, as the industry leader, is to be responsive to these evolving conditions and find ways to actively develop new market segments whilst controlling costs. Our competitive advantage, in addition to our strong cash flows, is that we can do so not just within the wireless sphere but also in conjunction with the fixed and ICT businesses,” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Looking Ahead

Fixed Line service revenues decreased by 2% to P11.8 billion in the first quarter of 2005, as the appreciation of the peso dampened local exchange and ILD revenues and the introduction of the “P10 per call promotion” adversely affected NLD revenues. Launched in February 2005, the promotion offered a rate of P10 per call to any PLDT landline number nationwide as well as to all Smart and Talk ‘N Text subscribers. The declines in these segments were partially offset, however, by an increase in data revenues with the continued growth of broadband services and the introduction of new service offerings. On 10th March 2005, PLDT Fixed launched PLDT WeRoam, a wireless broadband service running on Smart’s nationwide wireless network and utilizing GPRS/EDGE/Wi-Fi technologies. Aimed at the corporate market, PLDT WeRoam provides laptop-carrying employees with wireless data connectivity to their corporate Intranets and to the global Internet. DSL subscribers jumped to 72,700 at the end of the period, from 28,000 a year ago while other relatively new offerings such as High Bandwidth Optical Service and Shops.work have started to make headway and are expected to register a strong performance for the rest of the year.

Cash operating expenses were down 2% reflecting the continued focus on various cash control initiatives. EBITDA was stable at P6.8 billion as the decline in revenues was matched by a corresponding decline in cash operating expenses. EBITDA margin improved slightly to 58% in the first quarter this year from 57% in the same period last year.

Capital expenditures for the first quarter of 2005 were at P2.4 billion with the ongoing upgrade to an IP-based core network.

PLDT’s free cash flow in the first three months of 2005 increased significantly by 61% to P8.0 billion, mainly on account of the P6.0 billion dividend from Smart. Accordingly, PLDT Fixed Line reduced its debts by US$155 million during the period, thus lowering its debt balance to US$1.8 billion as of the end of the first quarter of 2005. PLDT Fixed Line will continue to deleverage aggressively in 2005, thus saving on interest and financing costs and reducing its risk profile as well.

"Given the geographic coverage and bandwidth capabilities of our various networks, we feel we are well positioned to deploy the resources of the Group in a well-coordinated manner. We are looking to a new generation of services for PLDT, services such as PLDT WeRoam that bring together the strong corporate business of PLDT Fixed and the superior network capability of Smart, " concluded Nazareno.

ePLDT: Holding Its Own

ePLDT, the Group’s information and communications technology arm, reported a profit of P40 million for the first quarter of 2005.

Consolidated call center revenues grew by 53% to P408 million as a result of continued growth in transaction volumes and increased capacity utilization. Combined call center seats grew to 2,870, an 81% increase over the same period last year. A third center call center in Iloilo commenced commercial operations in April 2005 with 400 seats.

Aside from the call centers, ePLDT’s other business segments, which include NetopiaTM, VitroTM Data Center and other Internet-related services, registered significant revenue improvements resulting in consolidated service revenues of P652 million, a 50% increase compared to P435 million in the same period last year.

“The significant revenue growth across all our business segments is extremely encouraging and we foresee this positive trend continuing for the rest of the year. We also expect ePLDT to play a strategic role not only in content development and aggregation for the Group but in the Group’s transition to next generation services as well”, said Ray C. Espinosa, ePLDT Managing Director.

PLDT Group: Transformation Underway

“At the end of 2004, the PLDT Group set for itself a number of financial and operational objectives – this early, I am pleased that we are well on our way to achieving a number of these goals. We have just announced an initial dividend to our common shareholders of P21/share which should allow us to achieve our revised target of a 30% dividend payout level of 2005 EPS. The debt reduction of US$165 million in the first quarter of 2005 is a good start to achieving our goal of paying down US$500 million for the year. Most importantly, the transformation of the PLDT Group into a functionally integrated communications business has begun. Among other initiatives, the upgrading of our copper and fiber optic network into an IP-based one is underway as we prepare ourselves for the next wave of so-called “disruptive technologies”. Certainly, we at PLDT have no intention of allowing these technologies to be self-fulfilling and disrupt our plans – the future is arriving fast and we are determined to be at the center of it,” said Manuel V. Pangilinan, PLDT Chairman.

###

	PLDT Consolidated
(in million pesos, except EPS)	For the first quarter ended March 31,
	2005	2004(a)
Service revenues	29,361	28,107
Non-service revenues	815	2,631
Other income	75	85
	30,251	30,823
Expenses	17,325	23,107
Income before income tax	12,926	7,716
Provision for income tax	3,543	2,036
Net income - As Reported	9,361	5,686
Net income before FX and derivatives(b)	6,997	6,145
EPS, Basic	52.78	31.30
EPS, Diluted	47.57	31.30

(a) As restated to reflect adoption of International Accounting Standards

(b) Net income excluding the net impact of gains/losses on FX and derivative transactions

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: May 5, 2005